UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Markit Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G58249106

(CUSIP Number)

John Butler

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G58249106

1.	Names of reporting person Canada Pension Plan Investment Board
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,420,000
	8.	Shared voting power 0
	9.	Sole dispositive power 10,420,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,420,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%1 2
14.	Type of reporting person (see instructions) CO

[1]	Calculated based on the 204,078,710 Common Shares stated by the Issuer as expected to be outstanding upon completion of its initial public offering in Amendment No.3 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 16, 2014.
[2]	Alternatively, the Percent of Class Represented by the Amount in Row (11) is 5.8%, if calculated based on the 178,868,020 Common Shares stated by the Issuer as expected to be outstanding upon completion of its initial public offering, excluding 25,210,690 Common Shares held by the Markit Group Holdings Limited Employee Benefit Trust, in Amendment No.3 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 16, 2014.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Markit Ltd., a Bermuda company (the “Issuer”). The address of the principal executive offices of the Issuer is 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

Item 2.	Identity and Background

(a) This Statement is filed by Canada Pension Plan Investment Board (the “Reporting Person”).

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Person is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5.

(c) The principal business of the Reporting Person is investing the assets of the Canada Pension Plan.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of the Reporting Person has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 10,420,000 Common Shares for an aggregate purchase price of $250,080,000 (the “Purchase Price”) in the initial public offering of the Issuer on June 18, 2014. The Purchase Price was funded by the assets of the Reporting Person.

Item 4.	Purpose of Transaction

The acquisition of Common Shares by the Reporting Person was undertaken for investment purposes. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the nomination of a representative of the Reporting Person to the Board of Directors of the Issuer (the “Board”) (pursuant to the Director Nomination Agreement, as defined and described in Item 4(d) below) and through its voting rights with respect to its Common Shares.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) Pursuant to Section 2 of the Director Nomination Agreement, dated as of June 18, 2014, by and between the Issuer and the Reporting Person (the “Director Nomination Agreement”), the Reporting Person has the right to nominate for appointment or as a candidate for election to the Board one non-executive director nominee (the “CPPIB Director Nominee”). The Issuer has agreed, pursuant to Section 2 of the Director Nomination Agreement, following mutual agreement of the CPPIB Director Nominee, to use its reasonable best efforts to put forward such CPPIB Director Nominee for election at the next applicable annual general meeting or take such other steps as are required to have such CPPIB Director Nominee elected or appointed to the Board. If, at any time, the Reporting Person ceases to own 100% of the Common Shares acquired by the Reporting Person in the initial public offering, the CPPIB Director Nominee shall offer to resign from the Board.

References to, and descriptions of, the Director Nomination Agreement as set forth in this Item 4(d) are qualified in their entirety by reference to the Form of Director Nomination Agreement filed as Exhibit 10.43 to Amendment No.2 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 3, 2014, which is incorporated in its entirety in this Item 4(d).

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person are as follows:

(a) Amount beneficially owned: 10,420,000 shares              Percentage: 5.1%3 4

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 10,420,000 shares

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of: 10,420,000 shares

iv. Shared power to dispose or to direct the disposition of: 0 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Person or, to the Reporting Person’s knowledge, the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d) None

(e) Not applicable.

[3]	Calculated based on the 204,078,710 Common Shares stated by the Issuer as expected to be outstanding upon completion of its initial public offering in Amendment No.3 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 16, 2014.
[4]	Alternatively, the Percentage is 5.8%, if calculated based on the 178,868,020 Common Shares stated by the Issuer as expected to be outstanding upon completion of its initial public offering, excluding 25,210,690 Common Shares held by the Markit Group Holdings Limited Employee Benefit Trust, in Amendment No.3 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 16, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Director Nomination Agreement

The information in Item 4(d) with respect to the Director Nomination Agreement and the Reporting Person’s rights regarding the appointment of directors to the Board is incorporated into this Item 6 by reference.

References to, and descriptions of, the Director Nomination Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Director Nomination Agreement filed as Exhibit 10.43 to Amendment No.2 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 3, 2014, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

The Issuer and the Reporting Person, among others, entered into a Registration Rights Agreement dated as of June 24, 2014 (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to cause Common Shares to be registered under Section 5 of the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Registration Rights Agreement.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Registration Rights Agreement filed as Exhibit 10.44 to Amendment No.2 to the Issuer’s Form F-1 filed with the Securities and Exchange Commission on June 3, 2014, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Director Nomination Agreement by and between Markit Ltd. and Canada Pension Plan Investment Board., dated as of June 18, 2014 (a form of which is attached as Exhibit 10.43 to Amendment No.2 to the Issuer’s Form F-1 (File No. 333-195687) filed with the Securities and Exchange Commission on June 3, 2014 and incorporated herein by reference).

Exhibit B	Registration Rights Agreement by and between Markit Ltd. and the shareholders party thereto, including Canada Pension Plan Investment Board, dated as of June 24, 2014 (a form of which is attached as Exhibit 10.44 to Amendment No.2 to the Issuer’s Form F-1 (File No. 333-195687) filed with the Securities and Exchange Commission on June 3, 2014 and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2014
Date
CANADA PENSION PLAN INVESTMENT BOARD /s/ John Butler
Signature

John Butler Senior Vice President - General Counsel and Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Person.

Directors of the Reporting Person

Robert Astley

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Michael Goldberg

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of the Reporting Person

Mark Wiseman

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

André Bourbonnais

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Private Investments

Citizenship: Canada

John Butler

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – General Counsel and Corporate Secretary

Citizenship: Canada

Edwin Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Investment Strategist

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Real Estate Investments

Citizenship: Canada

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Talent Officer

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Affairs and Communications

Citizenship: Canada

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Head of International and President (CPPIB Asia Inc.)

Citizenship: Great Britain

Benita Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: Canada, Germany

Eric Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Operations Officer

Citizenship: Canada